December 19, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Kevin L. Vaughn, Accounting Branch Chief
Martin James, Senior Assistant Chief Accountant
Eric Atallah, Staff Accountant

Re:	Semiconductor Manufacturing International Corporation
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 15, 2013
File No. 001-31994

Ladies and Gentlemen:

Semiconductor Manufacturing International Corporation (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 5, 2013 (the “Comment Letter”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 and filed with the Commission on April 15, 2013. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comments with our response.  The numbered paragraph below corresponds to the numbered paragraph of the Comment Letter.

Form 20-F for the fiscal year ended December 31, 2012

Report of Independent Registered Public Accounting Firm, page F-3

1.                                      We note that as a result of adopting IFRS 1, you provided a balance sheet as of January 1, 2011 as required. However we note that your Independent Registered Public Accounting Firm did not opine on your January 1, 2011 balance sheet in its report. Please amend your Form 20-F to provide a report from your Independent Registered Public Accounting Firm that opines on your January 1, 2011 balance sheet.

RESPONSE: In response to the Staff’s comment, the Company has amended its Form 20-F to include a revised report from our Independent Registered Public Accounting Firm as requested.  Please see page F-2 of the Company’s Form 20-F/A filed with the Commission on the date hereof.

* * * * * * *

In addition, pursuant to the Staff’s request, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses to the undersigned at Gareth_Kung@smics.com or via facsimile at +86 21 5080-4000 ext. 27368. Please also feel free to contact our legal counsel, Eva Wang, at ewang@fenwick.com / +86 1850-167-8706 or via facsimile at (650) 938 5200.  Thank you for your assistance.

Very truly yours,

/s/ Gareth Kung

Gareth Kung
Chief Financial Officer

cc:                                Eva Wang, Esq.
William L. Hughes, Esq.
Fenwick & West LLP